SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Franklin Street Properties Corp.

(Name of Issuer)

Common Stock, par value $.0001 per share

 (Title of Class of Securities)

35471F102

(CUSIP Number)

Barry Silverstein
2500 S. Ocean Blvd. #503
Boca Raton, FL 33432
(941) 539-7324

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 18, 2015

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.
____________________

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35471F102

  1     NAMES OF REPORTING PERSONS

        Silverstein Investments Limited Partnership III

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

  3     SEC USE ONLY

  4     SOURCE OF FUNDS
         OO

  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                              ☐

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,546,435

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWE 2,546,435

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,546,435

  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   ☐

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.54%

  14    TYPE OF REPORTING PERSON
           PN

CUSIP No. 35471F102

  1     NAMES OF REPORTING PERSONS

        Barry Silverstein

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

  3     SEC USE ONLY

  4     SOURCE OF FUNDS
         OO

  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                               ☐

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,319,166

	8	SHARED VOTING POWER 37,740

	9	SOLE DISPOSITIVE POWER 1,319,166

	10	SHARED DISPOSITIVE POWE 3,142,682.5

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,461,848.5

  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   ☐

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.45%

  14    TYPE OF REPORTING PERSON
           IN

CUSIP No. 35471F102

This statement constitutes Amendment No. 3 to the Schedule 13D filed on June 25, 2004, as amended by Amendment No. 1 filed on May 3, 2005 and by Amendment No. 2 filed on May 18, 2009. The following items in the Schedule 13D are hereby amended to include the following information.  The filing of any amendment to this Schedule 13D (including the filing of this Amendment) shall not be construed to be an admission by any of the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 5 of this Schedule 13D is hereby amended and replaced with the following:

Item 5. Interest in Securities of the Issuer.

(a) The percentages set forth in this Item 5 are based on 100,187,405 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q for the three months ended June 30, 2015.

Silverstein Investments Limited Partnership III (“SILP III”) directly owns 2,546,435 shares of Common Stock representing approximately 2.54% of the outstanding Common Stock.

Mr. Silverstein indirectly owns 4,461,848.5 shares of Common Stock representing approximately 4.45% of the outstanding Common Stock, which includes 2,546,435 shares of Common Stock held by SILP III, 743,311 shares of Common Stock held by MSTB Family Limited Partnership, 531,437.5 shares of Common Stock held by SILP II, 494,856 shares of Common Stock held by JMB Family Limited Partnership, 80,999 shares of common stock held by Silverstein Family Limited Partnership 2002, Ltd., 37,740 shares of Common Stock held by Mr. Silverstein’s spouse, and 27,070 shares of Common Stock held by SILP I.

(b) SILP III has sole voting power and sole dispositive power with respect to its 2,546,435 shares of Common Stock.

Mr. Silverstein has sole voting power and sole dispositive power with respect to 1,319,166 shares of Common Stock and shared dispositive power and no voting power with respect to 2,573,505 shares of Common Stock. In addition, Mr. Silverstein may share voting power of 37,740 shares of Common Stock beneficially owned by his wife and dispositive power of 569,177.5 shares of Common Stock beneficially held by his wife.

(c) The following table sets forth all transactions with respect to the Common Stock effected during the past 60 days by any of the Reporting Persons.  All such transactions were sales by SILP III of shares of Common Stock effected in the open market.

Trade Date	Number of Shares	Weighted-Average Price Per Share1

September 11, 2015	74,100	$10.442
September 14, 2015	22,156	$10.473
September 15, 2015	130,698	$10.484
September 16, 2015	108,587	$10.645
September 17, 2015	141,046	$10.756
September 18, 2015	116,400	$10.737
September 21, 2015	452,746	$10.758

1 The Reporting Person undertakes to provide upon request by the staff of the SEC full information regarding the number of shares sold at each separate price.
2 Sold at a range of prices of $10.30 to $10.51.
3 Sold at a range of prices of $10.44 to $10.50.
4 Sold at a range of prices of $10.40 to $10.54.
5 Sold at a range of prices of $10.52 to $10.71.
6 Sold at a range of prices of $10.63 to $10.89.
7 Sold at a range of prices of $10.68 to $10.82.
8 Sold at a range of prices of $10.72 to $10.87.

(d) Various persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons.

(e) After giving effect to the transaction described in subsection “(c)” above, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s common stock.  This is the final amendment to this Schedule 13D and an exit filing for the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 21, 2015

                         By:   /s/ Barry Silverstein

                             Barry Silverstein

                         SILVERSTEIN INVESTMENTS LIMITED PARTNERSHIP III

                         By: Silverstein Family, LLC, General Partner

                         By:   /s/ Jake Silverstein

     Jake Silverstein
                             Manager, Silverstein Family, LLC